SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

21Vianet Group, Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Person Sheng Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,560,817 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 49,560,817 ordinary shares[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,560,817 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

9.2% of the Class A ordinary shares[2] (or 7.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person IN

[1]

Representing (i) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after the date of December 31, 2019, (ii) 19,670,117 Class B ordinary shares and 4,798,932 Class A ordinary shares (in the form of American depositary shares) held by Fast Horse Technology Limited, (iii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited and (v) 3,894,737 Class A ordinary shares held by Beacon Capital Group Inc. Mr. Chen is the sole shareholder of Fast Horse Technology Limited, Sunrise Corporate Holding Ltd., Personal Group Limited and Beacon Capital Group Inc. and thus has the sole voting and dispositive power over the shares held by them. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to one vote except for veto right on three corporate matters and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

[2]

Based upon 505,253,850 Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019 and 1,479,666 Class A ordinary shares that such reporting person has the right to acquire upon exercise of his restricted share units within 60 days after the date of December 31, 2019, and assuming all Class B ordinary shares and Class C ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Fast Horse Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,469,049 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,469,049 ordinary shares[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,469,049 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

5.6% of the Class A ordinary shares[2] (or 3.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Representing (i) 19,670,117 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder, and (ii) 4,798,932 Class A ordinary shares held by the holder. Fast Horse Technology Limited is 100% owned by Mr. Sheng Chen.

[2]

Based upon 505,253,850 Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Sunrise Corporate Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,887,875 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,887,875 ordinary shares[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,887,875 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

3.7% of the Class A ordinary shares[2] (or 2.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Representing (i) 12,187,875 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder, and (ii) 6,700,000 Class A ordinary shares held by the holder. Sunrise Corporate Holding Ltd. is 100% owned by Mr. Sheng Chen.

[2]

Based upon 505,253,850 Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Personal Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 829,490 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 829,490 ordinary shares[1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 829,490 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

0.2% of the Class A ordinary shares[2] (or 0.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Representing: (i) 60,000 Class C ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder, (ii) 769,486 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder, and (iii) 4 Class A ordinary shares held by the holder. Personal Group Limited is 100% owned by Mr. Sheng Chen.

[2]

Based upon 505,253,850 Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019 and assuming all Class B ordinary shares and Class C ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Beacon Capital Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,894,737 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,894,737 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,894,737 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

0.8% of the Class A ordinary shares[2] (or 0.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]	Representing 3,894,737 Class A ordinary shares held by such reporting person. Beacon Capital Group Inc. is 100% owned by Mr. Sheng Chen.
[2]	Based upon 505,253,850 Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019.

Item 1(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing 100016

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Sheng Chen

Fast Horse Technology Limited (“Fast Horse”)

Sunrise Corporate Holding Ltd. (“Sunrise”)

Personal Group Limited (“Personal”)

Beacon Capital Group Inc. (“Beacon”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Sheng Chen:

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road

Chaoyang District, Beijing 100016

The People’s Republic of China

For Fast Horse:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

For Sunrise:

Kingston Chambers, PO Box 173

Road Town, Tortola, British Virgin Islands

For Personal:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

For Beacon:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship:

Mr. Sheng Chen is a citizen of the People’s Republic of China.

Fast Horse is a British Virgin Islands company.

Sunrise is a British Virgin Islands company.

Personal is a British Virgin Islands company.

Beacon is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Class A Ordinary shares, par value $0.00001 per share

Item 2(e).	CUSIP Number:

Class A ordinary shares: G91458 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2019. The table below is prepared based on 505,253,850 shares of Class A ordinary shares (excluding treasury shares), 174,649,638 shares of Class B ordinary shares and 60,000 shares of Class C ordinary shares outstanding as of December 31, 2019.

For Sheng Chen:

Reporting Person: Sheng Chen	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares		Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	49,560,817	(1)	32,627,478	(2)	60,000	(3)	49,560,817	(1)	—
(b) Percent of class:	9.2%	(1) (4)	18.7%		100.0%		7.3	% (5)	15.2	% (6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	49,560,817	(1)	32,627,478	(2)	60,000	(3)	49,560,817	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	49,560,817	(1)	32,627,478	(2)	60,000	(3)	49,560,817	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		0		—

Notes:

(1)

Representing (i) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after December 31, 2019, (ii) 19,670,117 Class B ordinary shares and 4,798,932 Class A ordinary shares (in the form of American depositary shares) held by Fast Horse, (iii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise, (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal, and (v) 3,894,737 Class A ordinary shares held by Beacon, assuming all the Class B ordinary shares held by Fast Horse, Sunrise and Personal and all the Class C ordinary shares held by Personal are converted into the same number of Class A ordinary shares. Mr. Chen is the sole shareholder of Fast Horse, Sunrise, Personal and Beacon and may be deemed to be having sole voting and dispositive power over the shares held by Fast Horse, Sunrise, Personal and Beacon. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) and all shares of Class C ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.

(2)	Representing (i) 19,670,117 Class B ordinary shares held by Fast Horse, (ii) 12,187,875 Class B ordinary shares held by Sunrise; and (iii) 769,486 Class B ordinary shares held by Personal.
(3)	Representing 60,000 Class C ordinary shares held by Personal.
(4)

To derive this percentage, (x) the numerator is 49,560,817, being the sum of (i) Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person, (ii) Class A ordinary shares upon conversion of 32,627,478 Class B ordinary shares held by the reporting person, (iii) 15,393,673 Class A shares held by the reporting person, and (iv) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after December 31, 2019, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 32,627,478, being the number of Class A ordinary shares upon conversion of 32,627,478 Class B ordinary shares held by the reporting person, (iii) 60,000, being the number of Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person, and (iv) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after December 31, 2019.

(5)

To derive this percentage, (x) the numerator is 49,560,817, being the sum of (i) Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person, (ii) Class A ordinary shares upon conversion of 32,627,478 Class B ordinary shares held by the reporting person, (iii) 15,393,673 Class A shares held by the reporting person, and (iv) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after December 31, 2019, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 174,649,638, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, (iii) 60,000, being the number of the Company’s total Class C ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, and (iii) 1,479,666 Class A ordinary shares that Mr. Chen has the right to acquire upon exercise of his restricted share units within 60 days after December 31, 2019.

(6)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A, Class B and Class C ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of our Class C ordinary shares is entitled to one vote per Class C ordinary share except for veto right on three corporate matters.

For Fast Horse Technology Limited:

Fast Horse Technology Limited is the record owner of 19,670,117 Class B ordinary shares and 4,798,932 Class A ordinary shares in the form of American depositary shares of the Issuer. Fast Horse Technology Limited is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Fast Horse Technology Limited	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares	Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	24,469,049	(1)	19,670,117	(1)	0	24,469,049	(1)
(b) Percent of class:	5.6	% (1) (2)	11.3%		0	3.6	% (3)	8.9	% (4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	24,469,049	(1)	19,670,117	(1)	0	24,469,049	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0	0		—
(iii) Sole power to dispose or to direct the disposition of	24,469,049	(1)	19,670,117	(1)	0	24,469,049	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0	0		—

Notes:

(1)

Representing (i) 19,670,117 Class B ordinary shares held by the reporting person that are convertible into 19,670,117 Class A ordinary shares at any time at the option of the reporting person, and (ii) 4,798,932 Class A ordinary shares (in the form of American depositary shares) held by the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.

(2)

To derive this percentage, (x) the numerator is 24,469,049, being the sum of (i) 19,670,117 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (ii) 4,798,932 Class A ordinary shares (in the form of American depositary shares) held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, and (ii) 19,670,117, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.

(3)

To derive this percentage, (x) the numerator is 24,469,049, being the sum of (i) 19,670,117 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (ii) 4,798,932 Class A ordinary shares (in the form of American depositary shares) held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 174,649,638, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, and (iii) 60,000, being the number of the Company’s total Class C ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(4)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A, Class B and Class C ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of our Class C ordinary shares is entitled to one vote per Class C ordinary share except for veto right on three corporate matters.

For Sunrise Corporate Holding Ltd.:

Sunrise Corporate Holding Ltd. is the record owner of 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares of the Issuer. Sunrise Corporate Holding Ltd. is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Sunrise Corporate Holding Ltd.	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares	Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	18,887,875	(1)	12,187,875	(2)	0	18,887,875	(1)	—
(b) Percent of class:	3.7	% (1) (3)	7.0%		0	2.8	% (4)	5.7	% (5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	18,887,875	(1)	12,187,875	(2)	0	18,887,875	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0	0		—
(iii) Sole power to dispose or to direct the disposition of	18,887,875	(1)	12,187,875	(2)	0	18,887,875	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0	0		—

Notes:

(1)

Representing (i) 12,187,875 Class B ordinary shares held by the reporting person that are convertible into 12,187,875 Class A ordinary shares at any time at the option of the reporting person, and (ii) 6,700,000 Class A ordinary shares held by the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.

(2)	Representing 12,187,875 Class B ordinary shares held by Sunrise.
(3)

To derive this percentage, (x) the numerator is 18,887,875, being the sum of (i) Class A ordinary shares upon conversion of 12,187,875 Class B ordinary shares held by the reporting person, and (ii) 6,700,000 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019 and (ii) 12,187,875, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(4)

To derive this percentage, (x) the numerator is 18,887,875, being the sum of (i) Class A ordinary shares upon conversion of 12,187,875 Class B ordinary shares held by the reporting person, and (ii) 6,700,000 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 174,649,638, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, and (iii) 60,000, being the number of the Company’s total Class C ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(5)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A, Class B and Class C ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of our Class C ordinary shares is entitled to one vote per Class C ordinary share except for veto right on three corporate matters and conversion right.

For Personal Group Limited:

Personal Group Limited is the record owner of 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and 4 Class A ordinary shares of the Issuer. Personal Group Limited is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Personal Group Limited	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	829,490	(1)	769,486	(2)	60,000	(3)	829,490	(1)	—
(b) Percent of class:	0.2	% (1) (4)	0.4%		100.0%		0.1	% (5)	0.3	% (6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	829,490	(1)	769,486	(2)	60,000	(3)	829,490	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	829,490	(1)	769,486	(2)	60,000	(3)	829,490	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		0		—

Notes:

(1)

Representing: (i) 60,000 Class C ordinary shares held by the reporting person that are convertible into 60,000 Class A ordinary shares at any time at the option of the reporting person, (ii) 769,486 Class B ordinary shares held by the reporting person that are convertible into 769,486 Class A ordinary shares at any time at the option of the reporting person, and (iii) 4 Class A ordinary shares held by the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) and all shares of Class C ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.

(2)	Representing 769,486 Class B ordinary shares held by Personal.
(3)	Representing 60,000 Class C ordinary shares held by Personal.
(4)

To derive this percentage, (x) the numerator is 829,490, being the sum of (i) Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person, (ii) Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person, and (iii) 4 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the numbers of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 60,000, being the number of Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person and (iii) 769,486, being the number of Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person.

(5)

To derive this percentage, (x) the numerator is 829,490, being the sum of (i) Class A ordinary shares upon conversion of 60,000 Class C ordinary shares held by the reporting person, (ii) Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person, and (iii) 4 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 174,649,638, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, and (iii) 60,000, being the number of the Company’s total Class C ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(6)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A, Class B and Class C ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of our Class C ordinary shares is entitled to one vote per Class C ordinary share except for veto right on three corporate matters and conversion right.

For Beacon Capital Group Inc.:

Beacon Capital Group Inc. is the record owner of 3,894,737 Class A ordinary shares of the Issuer. Beacon Capital Group Inc. is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Personal Group Limited	Class A ordinary shares		Class B ordinary shares	Class C ordinary shares	Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	3,894,737	(1)	0	0	3,894,737	(1)	—
(b) Percent of class:	0.8	(1) (2)	0	0	0.6	% (3)	0.2	% (4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	3,894,737	(1)	0	0	3,894,737	(1)	—
(ii) Shared power to vote or to direct the vote	0		0	0	0		—
(iii) Sole power to dispose or to direct the disposition of	3,894,737	(1)	0	0	3,894,737	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0	0	0		—

Notes:

(1)	Representing 3,894,737 Class A ordinary shares held by the reporting person.
(2)

To derive this percentage, (x) the numerator is 3,894,737, being the number of 3,894,737 Class A shares held by the reporting person, and (y) the denominator is 505,253,850, being the number of the Company’s total Class A ordinary shares outstanding (excluding treasury shares) as of December 31, 2019.

(3)

To derive this percentage, (x) the numerator is 3,894,737, being the number of 3,894,737 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 505,253,850, being the number of the Company’s total Class A ordinary shares (excluding treasury shares) outstanding as of December 31, 2019, (ii) 174,649,638, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares, and (iii) 60,000, being the number of the Company’s total Class C ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(4)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A, Class B and Class C ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of our Class C ordinary shares is entitled to one vote per Class C ordinary share except for veto right on three corporate matters and conversion right.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Sheng Chen	By:	/s/ Sheng Chen
Sheng Chen

Fast Horse Technology Limited	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Beacon Capital Group Inc.	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement, dated February 14, 2020